Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
December 3, 2007 at 3.30 pm

AMER SPORTS ANNOUNCES CHANGES IN ITS GOLF BUSINESS

To ensure positive results in its Golf business for 2008, Amer Sports is announcing the following changes:

In the United States, Wilson will be closing its golf ball production in Humboldt, Tennessee, on December 14, 2007. In the future all golf ball production will be outsourced.

In Japan, Amer Sports Japan Inc. and Kasco Inc. have announced a distribution agreement for the Wilson Golf business. Kasco will begin to distribute and license Wilson Golf products as of January 1, 2008.

These reorganization measures will reduce in total approximately 100 staff positions and are expected to provide annual operating savings of approximately 5 million US dollars per year. The one-time costs are estimated to total 4 million US dollars.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports,
tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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